Filed by Overture Services, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Overture Services, Inc.
Commission File No.: 000-26365

On October 7, 2003, Overture Services, Inc. issued a press release announcing that Overture stockholders have approved the company’s proposed acquisition by Yahoo! Inc. by vote at a special stockholder meeting.

FOR IMMEDIATE RELEASE

Overture Contacts:
Media	Investors
Jennifer Stephens	Laurie Berman
626-685-6110	626-229-5368

OVERTURE STOCKHOLDERS APPROVE ACQUISITION
BY YAHOO!

PASADENA, Calif. October 7, 2003 – Overture Services, Inc. (Nasdaq: OVER), a global leader in commercial search services on the Internet, today announced that Overture stockholders have approved the company’s proposed acquisition by Yahoo!, Inc. at a stockholder meeting today. The companies expect the acquisition to be completed after the close of Nasdaq trading today.

About Overture

Overture is a global leader in commercial search services on the Internet, providing new and more powerful ways for businesses and customers to connect online. Overture pioneered commercial search by aligning the interests of consumers; its 95,000 active, paying advertisers; and its distribution partners, including Yahoo!, MSN, Lycos, and CNN. The company offers a full suite of Internet search products and search-related services. In addition, the company operates the AltaVista.com and AlltheWeb.com Web sites. Founded in 1997, Overture is based in Pasadena, with U.S. offices in New York; Chicago; and Palo Alto, Calif. The headquarters for Overture’s non-U.S. business is in Ireland, with offices across Europe, Asia, and Australia. On July 14, 2003, Yahoo! (Nasdaq:YHOO) and Overture signed a definitive agreement for Yahoo! to acquire Overture subject to certain conditions. For more information about Overture, visit www.overture.com.

Additional Information

Yahoo! and Overture have filed with the SEC a prospectus/proxy statement and other relevant materials in connection with the acquisition (the “Merger”) of Overture by Yahoo! pursuant to the terms of an Agreement and Plan of Merger by and among Yahoo!, July 2003 Merger Corp., a wholly-owned subsidiary of Yahoo!, and Overture. Investors and security holders are urged to read these documents, and any amendment to these documents and the documents incorporated by reference into the filing because they contain important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Overture by contacting Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Yahoo! by contacting Yahoo! Investor Relations, 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

This press release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include without limitation the statement that Yahoo! and Overture expect to finalize the acquisition after close of Nasdaq trading today. These forward-looking statements are subject to risks and uncertainties that could cause actual results and events to differ materially. These risks and uncertainties include, among others, the risk that all conditions to closing of the acquisition might not be satisfied after the close of trading on the Nasdaq Stock Market today. For a discussion of other risks that could cause actual results or events to differ materially from such forward-looking statements, see the discussion of “Risks That Could Affect Our Financial Condition and Results of Operations” in Overture’s annual report on Form 10-Q filed with the Securities and Exchange Commission for the period ended June 30, 2003. Overture undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.

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